Louis A. Brilleman, P.C.

1140 Avenue of the Americas, 9th Floor

New York, NY 10036

Phone: 212-537-5852

April 1, 2025

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Matthew Crispino, Esq.
Matthew Derby, Esq.

Re:	Femto Technologies Inc. (the “Company”) Amendment No. 1 to Registration Statement on Form F-1
Filed March 12, 2025
File No. 333-285755

Ladies and Gentlemen:

By letter dated March 26, 2025, the staff of the Securities and Exchange Commission (the “Staff”) issued comments on the Company’s Registration Statement on Form F-1 that was filed on March 12, 2025 (as amended on the date hereof, the “Registration Statement”).

On the date hereof, the Company is filing Amendment No. 1 to the Registration Statement simultaneously with this letter.

Below are the Company’s responses to the Staff’s comment. For ease of reference, each response is preceded by the Staff’s comment.

Registration Statement on Form F-1

Cover Page

1.	We note that in its recent private placement, the company issued 4,076,736 Units, each consisting of one common share, one Series A Warrant to purchase one common share and one Series B Warrants to purchase one common share. Please tell us why you are registering 27,960,512 common shares issuable upon exercise of the Series A Warrants and 201,315,663 common shares issuable upon exercise of the Series B Warrants.

The Company advises the Staff that the 4,076,736 Units sold in the Company’s private placement consisted of:

•	4,076,736 common shares (the “Common Shares”) (including 2,011,616 shares issuable upon exercise of pre-funded warrants that may be exercised at any time for nominal consideration);
•	4,076,736 Series A Warrants each to purchase one Common Share (the “Series A Warrants”); and
•	4,076,736 Series B Warrants each to purchase one Common Share (the “Series B Warrants,” together with the Series A Warrants, the “Warrants”).

The initial exercise prices of the Series A Warrants and the Series B Warrants are $5.21 and $12.51, respectively. Under the terms of the Warrants, if there is no effective registration statement registering the Common Shares issuable upon exercise of the Warrants, they may be exercised on a cashless basis in accordance with the formula set forth in the Warrants. In addition, whether or not an effective registration statement is available, the holders of the Series B Warrants may effectuate an “alternative cashless exercise.” In such event, the Series B Warrants may be exercised to receive three Common Shares for each one Common Shares then underlying the Series B Warrant without additional consideration. On the expiration date of the Series B Warrant, it will be automatically exercised in accordance with the alternative exercise option.

On the close of trading on the trading day immediately after the tenth trading day following each date that (i) a resale registration statement registering for resale the Common Shares issuable upon the exercise of the Series A and Series B Warrants (the “Warrant Shares”) has been declared effective and (ii) if all of the Warrant Shares have not been registered, the date that all of the Warrant Shares can be sold, assigned or transferred without restriction or limitation pursuant to Rule 144 promulgated under the Securities Act of 1933, as amended, the exercise price of the unexercised Warrants then outstanding will be reduced to equal the lowest of (A) the exercise price then in effect and (B) the greater of (I) $0.76 and (II) the lowest Weighted Average Price (“VWAP”) during the immediately preceding ten trading days. Upon any such adjustment of the exercise price, the number of issuable Warrant Shares shall be increased such that the aggregate exercise price of the unexercised Warrants on the date of issuance shall remain unchanged following such adjustment. Put another way, the aggregate price paid upon exercise of the Warrants ($5.21 per Common Share in the case of A Warrants and $12.51 per Common Share in the case of B Warrants) is to be divided by the floor price of $0.76 (assuming the floor price of $0.76 is greater than the lowest VWAP) to arrive at the number of Warrant Shares to be issued following a reset of the exercise price. Attachment A illustrates the effect of the reset of the exercise price to $0.76 on the number of Common Shares to be issued upon exercise of the Warrants using the example of an investor who invested approximately $2 million by purchasing 479,616 Units.

The Company registered 27,960,512 Common Shares issuable upon exercise of the Series A Warrants and 201,315,663 Common Shares issuable upon exercise of the Series B Warrants. These numbers represent the maximum number of Warrant Shares to be issued upon exercise of the Warrants after giving effect to the reset of the exercise price to the floor price of $0.76. To the extent the Warrants are exercised based on an exercise price higher than $0.76 per share, the Company will deregister any excess shares.

2.	We note your disclosure indicates that you have an “alternative cashless exercise option.” Based on your disclosures on page 72, it appears that each Series B warrant could be exercised for 3 common stock shares on a cashless basis rather than for one share on a cash basis. Please revise your cover page disclosure to highlight that the “alternative cashless exercise” provision would allow a Series B warrant holder to receive 3 shares of common stock without having to make any exercise payment, and provide a materially complete discussion of the impact of such exercise on existing shareholders. Explain that as a result you do not expect to receive any cash proceeds from the exercise of the Series B warrants because, if true, it is highly unlikely that a warrant holder would wish to pay an exercise price to receive one share when they could choose the alternative cashless exercise option and pay no money to receive 3 shares.

The Company has made revisions in accordance with the Staff’s comment. See the cover page of the prospectus.

Please contact the undersigned at 212-537-5852 with any questions or comments regarding the foregoing.

Very truly yours,

/s/ Louis A. Brilleman

Attachment A

	A	B	C	D	E	F	G	H	I	J	K	L
	Amount Invested $	Units #	Common #	Common $	Initial Series A	Initial Series B	Series B Alternative Cashless (300%)	Aggregate Exercise Price (Series A) $	Aggregate Exercise Price (Series B) $	Max Series A upon reset	Max Series B upon reset	Max B Alt Cash (x3)
Investor A	1,999,998	479,616	479,616	1,165,998	479,616	479,616	1,438,848	2,499,998	5,999,996	3,289,472	7,894,732	23,684,196